March 27, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: Beverly A. Singleton

Re:                             ADESA, Inc. (the “Company”)

Item 4.01 Form 8-K

Filed March 23, 2006

File No. 1-32198

Dear Ms. Singleton:

Set forth below are responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 24, 2006, with respect to the above-captioned Form 8-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

1. Item 4.01 Changes in Registrant’s Certifying Accountants

We note that PricewaterhouseCoopers, LLP’s engagement as your independent registered public accounting firm will end upon completion of its procedures on your March 31, 2006 interim financial statements and the Form 10-Q in which such interim financial statements will be included. As such, file an amendment to the Item 4.01 Form 8-K, within four days after filing your March 31, 2006 Quarterly Report on Form 10-Q. The amended Form 8-K should indicate whether there are any disagreements through that date and include a confirming auditors’ letter, filed as Exhibit 16.1.

Response:  The Company hereby confirms that it will file an amendment to its Item 4.01 Form 8-K filed on March 23, 2006, within four days after filing its March 31, 2006 Quarterly Report on Form 10-Q. The Company’s amended Form 8-K will indicate whether or not there are any disagreements through that date and will include a confirming auditors’ letter, filed as Exhibit 16.1.

2. Other

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at your convenience at (317) 249-4210 or George Lawrence, the Company’s General Counsel, at (317) 249-4255.

Very truly yours,

/s/ Cameron C. Hitchcock

Cameron C. Hitchcock
Executive Vice President and
Chief Financial Officer